UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM 8-K

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CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): December 4, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

In connection with Ashland's previously announced analyst day presentation today, Ashland will be providing an overview of fiscal 2012 performance, a more in-depth review of the Ashland Specialty Ingredients ("ASI") commercial unit, and a financial review of Ashland and its expectations regarding fiscal 2014 targets. The presentation will include, among other things, the following information:

· Ashland's reaffirmation of its expectation to achieve overall fiscal 2014 adjusted earnings per share and adjusted EBITDA targets, as announced in November 2011;
· An update on Ashland's expectations concerning the likelihood that each of its four commercial units will achieve their respective fiscal 2014 EBITDA targets, as announced in November 2011;
· Ashland's expectations regarding free cash flow for fiscal 2013;
· An update regarding a potential loss resulting from straight-guar inventory impairment charges;
· An update regarding Ashland's expectations for ASI's performance for the first quarter of 2013; and
· Ashland's expectations concerning the growth of each of the ASI business units as compared to the anticipated growth in their respective markets.

The supporting materials for the presentation are available on Ashland's investor website at http://investor.ashland.com and will remain available for a period of twelve months. The supporting materials are to be considered in the context of Ashland's filings with the Securities and Exchange Commission ("SEC") and other public announcements. Information contained on Ashland's website, including the supporting materials, is not part of this Current Report on Form 8-K and is not incorporated herein by reference.

Ashland is furnishing this information pursuant to the SEC's Regulation FD. By furnishing this Current Report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933and Section 21E of the Securities Exchange Act of 1934. In addition, Ashland may from time to time make forward-looking statements in its other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this news release or otherwise except as required by securities or other applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

December 4, 2012	/s/ Lamar M. Chambers
	Lamar M. Chambers
	Senior Vice President and
	Chief Financial Officer